UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NUVALENT, INC.

(Name of Subject Company)

NUVALENT, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.0001 par value per share

Class B Common Stock, $0.0001 par value per share

(Title of Class of Securities)

670703107

(CUSIP Number of Class A Common Stock)

James R. Porter

Chief Executive Officer

Nuvalent, Inc.

One Broadway, 14th Floor,

Cambridge, Massachusetts 02142

(857) 357-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Emily Oldshue

Nicholas Roper

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, MA 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Nuvalent, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Harmony Row Acquisition Co., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly owned subsidiary of GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), to purchase any and all of the Company’s outstanding Class A Common Stock, $0.0001 par value per share (the “Class A Shares”), and Class B Common Stock, $0.0001 par value per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), in exchange for $124.00 per Share, net to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Ultimate Parent, Parent and Purchaser with the SEC on June 24, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 is hereby amended and supplemented by adding the following new section before the section “Cautionary Note Regarding Forward-Looking Statements” included in such Item 8:

“Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired at one minute following 11:59 P.M. Eastern Time, on July 14, 2026 (such date and time, the “Expiration Time”), and the Offer was not extended further. Purchaser was advised by Citibank, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 72,518,967 Shares (comprising a total of 67,083,713 Class A Shares and 5,435,254 Class B Shares) had been validly tendered into and not validly withdrawn pursuant to the Offer, which represent approximately 91.3% of the issued and outstanding Shares as of the Expiration Time (comprising approximately 90.7% of the issued and outstanding Class A Shares and 100.0% of the issued and outstanding Class B Shares as of the Expiration Time, respectively). Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition.

Purchaser has irrevocably accepted for payment, and has stated it will cause the Depositary to pay for, as promptly as practicable, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger, as promptly as practicable and without a meeting of stockholders of the Company. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares (i) held in the treasury of the Company or owned by the Company or the Company’s subsidiary immediately prior to the Effective Time, (ii) owned by Ultimate Parent, Parent, Purchaser or any direct or indirect wholly owned subsidiary of Ultimate Parent, Parent or Purchaser immediately prior to the Effective Time and (iii) held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, less applicable withholding of taxes.

Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market and will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2026	NUVALENT, INC.
	By:	/s/ James R. Porter
	Name:	James R. Porter
	Title:	Chief Executive Officer